U.S. Securities & Exchange Commission
Washington, D.C. 20549

FORM 4

Statement of Changes in Beneficial Ownership of Securities

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1. Name and Business Address of Reporting Person

LAST Decker	FIRST John	MIDDLE F.

STREET 432 39th Place NW

CITY Marysville	STATE Washington	ZIP 98271

2. State of Incorporation

N/A

3. If an amendment, give date of statement amended. (Month/Day/Year)

N/A

4. Name of Company

Investors Real Estate Trust SEC File No. #0-14851

5. IRS or SS identifying number of reporting person

###-##-####

6. Statement for Calendar Month of (Month/Year)

April/2001

7. Date of Last Previous Statement (Month/Day/Year)

03/30/01

8. Relationships of Reporting Person to Company

Trustee

TABLE I. Securities Bought, Sold or Otherwise Acquired or Disposed of

Furnish the information required by the following table as to securities of the company bought or sold or otherwise acquired or disposed of by the reporting person during the month for which this statement is filed (See Instruction 5) and as to securities of the company beneficially owned, directly or indirectly, at the end of the month. However, transaction involving the acquisition or disposition of puts, calls, options or other rights or obligations to buy or sell securities of the company shall be reported in Table II.

1. Title of Securities	2. (FOR SEC USE ONLY)	3. Date of Transaction	4. Amount of Securities Acquires	5. Amount of Securities Disposed of	6. Character of Transaction Reported	7. Purchase or Sale Price Per Share or Other Unit	8. Amount Owned at End of Month	9. Nature of Ownership of Securities Owned at End of Month
Shares of Beneficial Interest		04/02/01	678.983	N/A	Dividend	8.158	47,050.225	IRA at D.A. Davidson

Form 4 (Continued)

TABLE II. Puts, Calls, Options and Other Rights or Obligations

If during the month for which this statement is filed the reporting person acquired or disposed of any put, call, option or other right or obligation (all hereinafter referred to as "options") to buy or sell, or be required to buy or sell, securities of the company, furnish the information required by the following table. (See Instruction 5) However, the acquisition or disposition of transferable warrants issued by the company are to be reported in Table I. Options exempted by Rule 16a-6 need not be reported.

1. Title of Securities Subject to Option	2. (FOR SEC USE ONLY)	3. Date of Transaction	4. Nature of Option	5. Amount of Securities Subject to Option	6. Character of Transaction, if any, Reported	7. Purchase or Sale Price of Securities Subject to Option	8. Date of Expiration of Option

Explanation of items in Tables:

N/A

Date of Statement:

April 30, 2001

/S/ Thomas A. Wentz, Sr.__________
Signature of Reporting Person